                                                                        Reg S-K
                                                                       Item 601
                                                                     Exhibit 12



                            BERKSHIRE HATHAWAY INC.
  Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
                             (Dollars in Thousands)

                                                                    Years Ended December 31,
                                               -----------------------------------------------------------------
                                                  1993          1992          1991          1990         1989
                                               ----------    ----------    ----------    ----------   ----------
Net earnings  . . . . . . . . . . . . . . .  $  688,121       $407,285      $439,908      $394,093     $447,477
   Income tax expense . . . . . . . . . . .     491,634**      138,089       142,058       112,047      159,287

   Minority interest in earnings  . . . . .       9,963          5,243        11,020        10,326       10,460
   Equity in the undistributed earnings
   of a less than 50% owned investee  . . .         --            --            --           1,195         (319)
   Fixed charges  . . . . . . . . . . . . .      90,099        111,660       125,827       122,431       86,831
                                             ----------       --------      --------      --------     --------
Earnings available for fixed charges  . . .  $1,279,817       $662,277      $718,813      $640,092     $703,736
                                             ==========       ========      ========      ========     ========

Realized investment gain, pretax, included
  in earnings available for fixed charges .  $  546,422       $ 89,937      $192,478      $ 33,989     $223,810
                                             ==========       ========      ========      ========     ========

Fixed charges
   Interest on indebtedness (including
   amortization of debt discount and
   expense) . . . . . . . . . . . . . . . .  $   74,957       $ 89,985*     $ 97,875*     $ 90,717     $ 56,313
   Interest on savings deposits . . . . . .       5,792         11,986        18,311        21,975       21,261
   Rentals representing interest  . . . . .       9,350          9,689         9,641         9,739        9,257
                                             ----------       --------      --------      --------     --------
                                             $   90,099       $111,660      $125,827      $122,431     $ 86,831
                                             ==========       ========      ========      ========     ========

Ratio of earnings to fixed charges  . . . .       14.20x          5.93x         5.71x         5.23x        8.10x
                                             ==========      =========     =========     =========    =========

Ratio of earnings, excluding realized
   investment gain, to fixed charges  . . .        8.14x          5.13x         4.18x         4.95x        5.53x
                                             ==========      =========     =========     =========    =========

___________
 * Excludes optional prepayment premiums of $22,525 and $5,661 in 1992 and 1991 respectively, related to redemptions prior to maturity of certain term debt obligations.

** Includes charge of $70,984 representing the cumulative effect of change in accounting for income taxes.